Julia R. Short President and CEO RidgeWorth Funds Email: julia.short@ridgeworth.com Phone: 404-845-7622

VIA EDGAR

March 31, 2017

Ms. Lauren Hamill, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	RidgeWorth Funds (the “Registrant”)
File Nos. 033-45671 and 811-06557

Dear Ms. Hamill:

On behalf of the Registrant, we are filing this letter to respond to the Staff’s comments on the Registrant’s filing on February 1, 2017 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, of Post-Effective Amendment No. 110 to the Registrant’s registration statement on Form N-1A (Accession No. 0001193125-17-027055) with the U.S. Securities and Exchange Commission (the “SEC”) (the “Amendment”) to register a new share class (“T Shares”) and add intermediary specific sales charge information for RidgeWorth International Equity Fund (the “Fund”), a series of the Registrant. The Staff’s comments were conveyed to the Registrant verbally on March 8, 2017.

For ease of reference, set forth below are your comments followed by the Registrant’s responses. Capitalized terms used but not defined herein have the meanings assigned to them in the registration statement.

1.	Comment. Please explain supplementally the reason for including a footnote to the “Other Expenses” line item in the fee table noting expenses are based on estimates for the current fiscal year when the Fund is not a new fund. Please delete the footnote unless there is a new component of the “Other Expenses” line item that would differ from existing share classes.

Response. While the Fund is not a new fund, the Registrant notes that T Shares are a new class of shares of the Fund with no operating results that are expected to have certain expenses that may differ from those of existing share classes. As a result, the Registrant believes that it is appropriate to estimate the “Other Expenses” of this class.

2.	Comment. Please confirm supplementally that the Fund’s expense limitation agreement will be in effect for at least one year following the effective date of the Amendment.

Response. The Registrant confirms that the Fund’s expense limitation agreement for T Shares will be in effect for at least one year following the effective date of the Amendment.

3.	Comment. Please clarify whether the Fund’s expense limitation agreement provides that the Adviser may recoup Fund fees and expenses previously waived or reimbursed.

Response. The Registrant confirms that the Fund’s T Shares expense limitation agreement includes a recoupment provision whereby the Adviser, for a period of up to three years after commencement of operations of the Fund’s T Shares, may recover from the Fund fees and expenses previously waived or reimbursed. This information is included in the Form N-1A, Item 10 disclosure in the prospectus under the section entitled “Management – Investment Adviser”.

4.	Comment. The Staff notes that the Fund may invest in common stocks and other equity securities of foreign companies that may be located in emerging markets. Please consider clarifying how the Fund determines what countries are classified as emerging market countries.

Response. The requested clarification has been made.

5.	Comment. The Staff notes that the italicized sentence that precedes the Fund’s risk/return bar chart ends in an asterisk, but there is no corresponding footnote. Please either delete the asterisk or include the asterisk with the corresponding disclosure.

Response. The Registrant has included an asterisk before the italicized sentence that follows the Fund’s risk/return bar chart to indicate it is the related footnote.

6.	Comment. The Staff notes that the prospectus states that performance information for IS Shares will be included after the share class has been in operation for one complete calendar year. The Staff notes that IS Shares have been in operation for more than one calendar year. Please update all data in the Fund’s risk/return bar chart and the performance table consistent with the instructions to Item 4 of Form N-1A.

Response. The requested updates have been made.

7.	Comment. The Staff notes that, under the section entitled “Management—Investment Adviser,” the prospectus states: “For the fiscal year ended March 31, 2016, the Fund paid the Adviser advisory fees (after waivers) of 0.58% of the Fund’ average daily net assets. Effective September 1, 2015, the Fund’s investment advisory fee was reduced from 0.90% to 0.85%. The Maximum and Discounted Annual Advisory Fee reflects the reduced annual advisory fee for the period September 1, 2015 through March 31, 2016. For the period ended August 1, 2015, the Maximum and Discounted Annual Advisory Fee would have been 0.90%, respectively.” The Staff notes that this information appears stale and that the terms “Maximum and Discounted Annual Advisory Fee” are not defined or used elsewhere in the prospectus. Please clarify or delete this disclosure.

Response. The disclosure has been clarified.

8.	Comment. Under the section “Sales Charges – A Shares – Waiver of Front-End Sales Charge,” please include a cross-reference in that section to Appendix A – Intermediary Sales Charge Discounts and Waivers and note that such intermediaries will be identified in Appendix A.

Response. The requested change has been made.

9.	Comment. The Staff notes that under the section “Sales Charges – A Shares – Reduced Sales Charges – Letter of Intent” the prospectus states that “A Letter of Intent allows you to purchase A Shares over a 13-month period and receive the same sales charge as if you had purchased all the shares at the same time. The Funds will hold a certain portion of your investment in escrow until you fulfill your commitment. Please see the SAI for details.” Please consider whether the Registrant can be more specific about the portion of the investment that may be held in escrow.

Response. The Registrant has revised the second sentence in the “Letter of Intent” paragraph as follows: “The Fund is authorized to hold up to 5.75% of the total amount you intend to purchase in escrow until you fulfill your commitment.”

10.	Comment. The Staff notes the following with respect to CDSCs: (i) under the section “Sales Charges – A Shares – Waiver of CDSC” the prospectus states that the CDSC for A shares may be waived if a shareholder sells their shares for certain reasons; (ii) under the section “Selling Fund Shares – Sale Price of Fund Shares” the prospectus states that the sale price of each share will be the next NAV determined after the Fund receives your request, in proper form, less any applicable CDSC and (iii) the Appendix, under the Merrill Lynch section, states that CDSCs may be waived for A and C Shares. Please confirm whether, or in what circumstances, the A, C or T Shares have a CDSC as such CDSC is not disclosed in the fee table.

Response. The Registrant notes that shareholders do not pay an initial sales charge when purchasing $1 million or more of A Shares in either a single investment or through rights of accumulation, letter of intent, or combined purchase/quantity discount programs. However, shareholders will pay a CDSC of 0.75% if they redeem any of these A shares within two years of purchase. Shareholders do not pay a sales charge when they purchase C Shares. The offering price of C Shares is the next calculated NAV. But, if shareholders sell C Shares within the first year after purchase, the shareholder will pay a CDSC equal to 1% of either (i) the NAV of the shares at the time of purchase, or (ii) the NAV of the shares next calculated after the Fund receives the sale request, whichever is less. The offering price of T Shares is the NAV next calculated after the Fund receives a shareholder request in proper form, plus the front-end sales charge. T Shares do not have a CDSC.

11.	Comment. The Staff notes that under the section “Sales Charges – A Shares – Waiver of CDSC” the last paragraph in bold states “You can also obtain information about sales charges, rights of accumulation and letters of intent on the Fund’s website at www.ridgeworth.com.” Please consider moving this sentence to follow the description of T Shares.

Response. The Registrant has made changes consistent with the Staff’s comment.

12.	Comment. The Staff notes that in the T Shares sales charge schedule there is an asterisk in the first column (“Your Sales Charge as a Percentage of Offering Price*”), but there is no corresponding footnote. Please either delete the asterisk or include the asterisk with corresponding disclosure.

Response. The Registrant has deleted the asterisk.

13.	Comment. Please consider making bold the heading “Front-end Sales Charge Waivers on Class A Shares available at Merrill Lynch” in Appendix A.

Response. The Registrant has made changes consistent with the Staff’s comment.

14.	Comment. Please consider revising “Sales Charge Waivers” under the Morgan Stanley Wealth Management section in Appendix A to be consistent with the Merrill Lynch section entitled “Front-end Sales Charge Waivers on Class A Shares available at Merrill Lynch”.

Response. The Registrant notes that Morgan Stanley provided the information contained in Appendix A and therefore Registrant respectfully declines to make this change.

Please note that the Registrant intends to file a post-effective amendment to the Registrant’s registration statement prior to the effectiveness of the Amendment that will contain a revised prospectus incorporating the Staff’s comments.

If you have questions or comments, please do not hesitate to contact me at 404-845-7622.

Sincerely,

/s/ Julia R. Short

Julia R. Short

4